EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Yucheng Technologies Limited Sets Redemption Date of Warrants

Beijing, China- May 14, 2007 - Yucheng Technologies Limited (NASDAQ: YTEC, YTECW), a leading local IT and outsourced service provider focused to the Chinese banking industry, today announces that it is sending out redemption notices to all of the holders of its issued and its outstanding callable common stock purchase warrants. The final redemption date for the warrants will be June 13, 2007. After the redemption date, holders of warrants who have not exercised them will be paid $0.01 per warrant, and the warrant will be extinguished.

Yucheng has the right to call these warrants at a time when the common shares have traded at greater than $8.50 for at least 20 of 30 trading days prior to the notice of redemption being sent to warrant holders. The closing price of the shares on May 11, 2007 was $8.85.

The common stock purchase warrants were originally issued by China Unistone Acquisition Corp. in November 2004. As a result of the merger of China Unistone into Yucheng Technologies Limited, the warrants are now exercisable into common shares of Yucheng.

Prior to June 13, 2007, holders of the warrants may exercise them for common shares by sending the warrants together with payment in full of $5.00 per warrant to the company’s stock transfer agent, Continental Stock Transfer & Trust Company.

About Yucheng Technologies Ltd.

Yucheng Technologies Ltd. (YTEC) is a leading IT and outsourced service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 800 employees and has established an extensive footprint to serve its banking clients nationwide with five subsidiaries and representative offices located in Shanghai, Guangzhou, Xi'an, Xiamen, and Chengdu. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks ranging from 1) system integration and IT consulting, 2) solutions and software platform, and 3) outsourced operations. Yucheng counts 13 out of the 15 top banks in China as its customers, and is especially strong in banking channel management IT solutions and services, such as web banking and call centers, and risk/performance management solution consulting and implementation service. It has a 70% market share in 2005 in China's web banking application market, calculated based on users according to a third party research report. Yucheng is ranked one of the top five IT solution providers, along with IBM and Digital China by IDC's "China Banking Industry IT Solution 2006-2010 Forecast and Analysis" report released in September, 2006.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For more information, please contact:

In Beijing, China
Ms. Wei Peng
Investor Relations, Yucheng Technologies Ltd.
Tel: 8610- 64420533
Email: investors@yuchengtech.com

In the U.S.A.
Mr. Jim Preissler
Director, Yucheng Technologies Ltd.
Tel: 1-646-383-4832
Email: jim@yuchengtech.com